INTERPRIVATE III FINANCIAL PARTNERS INC.

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

August 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InterPrivate III Financial Partners Inc.
Request for Withdrawal of Registration Statement on Form S-4
File No. 333-262732

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), InterPrivate III Financial Partners Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-262732), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2022, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact A.J. Ericksen, of White & Case LLP, counsel to the Company, at (713) 496-9688, if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ahmed Fattouh
Ahmed Fattouh
Chairman and Chief Executive Officer